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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

American Land Lease, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027118108

(CUSIP Number)

Diane Armstrong

The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

720-482-0484

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

April 21, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Terry Considine
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 555,993 [2] 8. Shared Voting Power: 81,079 [3] 9. Sole Dispositive Power: 555,993 [4] 10. Shared Dispositive Power: 81,079 [5]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,072 [6]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 8%
14.	Type of Reporting Person: IN

[1]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3) (“Section 13(d)(3)”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).
[2]	Represents (i) 23,700 shares of common stock (the “Common Stock”) of American Land Lease, Inc. (the “Issuer”) held directly by Terry Considine, (ii) 262,331 shares of Common Stock exchangeable upon the conversion of an equal number of partnership units (the “OP Units”) of Asset Investors Operating Partnership, L.P., (the “Partnership”), for which the Issuer is the general partner, within 60 days of November 30, 2004, directly held by Terry Considine, and (iii) 269,962 shares (consisting of 242,197 shares of Common Stock and 27,765 shares of Common Stock subject to the exchange of OP Units convertible into Common Stock within 60 days of November 30, 2004) held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”), in which Terry Considine serves as the sole general partner. Terry Considine disclaims beneficial ownership in the shares of Common Stock under (iii). In addition, Terry Considine disclaims beneficial ownership in the shares of Common Stock under (ii). Pursuant to the Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Terry Considine believes that he currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3 of the Exchange Act (“Rule 13d-3”); however, because the Partnership may elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Terry Considine may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units.
[3]	Represents 81,079 shares of Common Stock held by Considine Family Foundation (“CFF”), in which Terry Considine serves as a director and officer. Terry Considine disclaims beneficial ownership in the shares of Common Stock held by CFF.
[4]	See footnote 2 above.
[5]	See footnote 3 above.
[6]	See footnotes 2 and 3 above.

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Titahotwo Limited Partnership, RLLLP (“Titahotwo”)
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[7]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 269,962 [8] 8. Shared Voting Power: 0 9. Sole Dispositive Power: 269,962 [9] 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 269,962 [10]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 4%
14.	Type of Reporting Person: PN

[7]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[8]	Includes 27,765 shares of Common Stock that may be exchanged upon conversion of 27,765 OP Units. Pursuant to the Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Titahotwo believes that it currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3; however, because of Titahotwo’s expectation that the Partnership would elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Titahotwo may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units. Titahotwo disclaims beneficial ownership of such shares of Common Stock that may be exchanged upon conversion of the OP units.
[9]	See footnote 8 above.
[10]	See footnote 8 above.

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Considine Family Foundation (“CFF”)
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[11]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 81,079 8. Shared Voting Power: 0 9. Sole Dispositive Power: 81,079 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 81,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 1%
14.	Type of Reporting Person: OO

11 The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Titaho Limited Partnership, RLLLP (“Titaho”)
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[12]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 553,086 [13] 8. Shared Voting Power: 0 9. Sole Dispositive Power: 553,086 [14] 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,086 [15]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 7%
14.	Type of Reporting Person: PN

[12]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[13]	Represents (i) 100,000 shares of Common Stock and (ii) 453,086 shares of Common Stock subject to stock options.
[14]	See footnote 13 above.
[15]	See footnote 13 above.

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Terry Considine 1998 April Trust (the “Trust”)
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[16]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 553,086 [17] 8. Shared Voting Power: 0 9. Sole Dispositive Power: 553,086 [18] 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,086 [19]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 7%
14.	Type of Reporting Person: OO

[16]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[17]	Represents 100,000 shares of Common Stock and 453,086 shares of Common Stock subject to stock options that are held by Titaho, for which the Trust is the general partner.
[18]	See footnote 17 above.
[19]	See footnote 17 above.

CUSIP No.: 027118108

1.	Name of Reporting Persons: S.S. or I.R.S. ID Numbers of above persons (entities only): Timothy M. Considine
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒[20]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power: 553,086 [21] 8. Shared Voting Power: 0 9. Sole Dispositive Power: 553,086 [22] 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 553,086 [23]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 7%
14.	Type of Reporting Person: IN

[20]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[21]	Represents 100,000 shares of Common Stock and 453,086 shares of Common Stock subject to stock options that are held by Titaho, for which the Trust is the general partner. Because Timothy M. Considine is the trustee of the Trust, he may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by Titaho, by virtue of his status as the trustee of the general partner. Timothy M. Considine disclaims beneficial ownership of the shares of Common Stock owned by Titaho.
[22]	See footnote 21 above.
[23]	See footnote 21 above.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer

This Schedule relates to the common stock, par value $0.01 per share (the “Common Stock”) of American Land Lease, Inc., the Issuer. The principal executive offices of the Issuer are located at 29399 U.S. Highway 19 North, Suite 320, Clearwater, Florida 33761.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Terry Considine, Titahotwo, CFF, Titaho, The Trust, and Timothy M. Considine (collectively, the “Reporting Persons”). The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such Reporting Person is a member of the group or that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Terry Considine is the general partner of Titahotwo, a director and officer of CFF, and a brother of Timothy M. Considine. The Trust is the sole general partner of Titaho. Timothy M. Considine is the trustee of the Trust.

(b)	Residence or business address:

Terry Considine

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Titahotwo

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Titaho

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

The Trust

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Timothy M. Considine

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(c)	Terry Considine is the Chairman of the board of directors and Chief Executive Officer of Apartment Investment and Management Company, which is located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237 and whose principal business is to engage in the acquisition, ownership, management and redevelopment of apartment properties.

Titahotwo is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

CFF is organized in the state of Colorado. It is a 501(c)(3) private foundation and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

Titaho is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

The Trust is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

Timothy M. Considine is a certified public accountant with Considine & Considine, a CPA firm, which is located at 1501 Fifth Avenue, Suite 400, San Diego, California 92101.

(d)	None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Terry Considine and Timothy M. Considine are the United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

I.	Holdings acquired by Terry Considine:

(a)	Terry Considine acquired 146 shares (adjusted for 1-for-5 reverse stock split on November 21, 1997), assuming the exchange of Common Stock upon conversion of the OP Units, on April 30, 1997. The OP Units were issued to Terry Considine, based on a value of $17.20 per unit (adjusted for 1-for-5 reverse stock split on November 21, 1997), in conjunction with the formation of the Partnership and its subsequent contributions to the Issuer.

(b)	Terry Considine acquired 36,227 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 31, 1998. Terry Considine received these OP Units in conjunction with achievement of earnout provisions in connection with the acquisition by the Partnership of certain management contracts and other assets.

(c)	Terry Considine acquired 204,286 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on October 31, 1998. Terry Considine received these OP Units as distributions from FAMAQH Alpha Holdings LLC (“FAM Alpha”) and FAMAQH Beta Holdings LLC (“FAM Beta”). FAM Alpha and FAM Beta owned Financial Asset Management LLC (“FAM”). FAM acquired 676,696 OP units (adjusted for 1-for-5 reverse stock split on November 21, 1997) on November 21, 1997 in exchange for the contribution of certain management contracts and other assets to the Partnership. The OP Units were valued at $17.28 per share (adjusted for 1-for-5 reverse stock split on November 21, 1997).

(d)	Terry Considine acquired 14,640 shares on November 3, 1999. Terry Considine paid cash for the 14,640 shares at the time of purchase in the amount of $12.875 per share. The 14,640 were acquired in a privately negotiated purchase.

(e)	Terry Considine acquired 1,630 shares on June 13, 2002. Terry Considine paid cash for the 1,630 shares at the time of purchase in the amount of $14.28 per share. The 1,630 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s Dividend Reinvestment Plan (“DRIP”).

(f)	Terry Considine acquired 4,213 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on June 13, 2002. Terry Considine paid cash for the 4,213 shares at the time of purchase in the amount of $14.28 per share. Terry Considine acquired the 4,213 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(g)	Terry Considine acquired 1,682 shares on August 22, 2002. Terry Considine paid cash for the 1,682 shares at the time of purchase in the amount of $14.08 per share. The 1,682 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(h)	Terry Considine acquired 4,348 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 22, 2002. Terry Considine paid cash for the 4,348 shares at the time of purchase in the amount of $14.08 per share. Terry Considine acquired the 4,348 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(i)	Terry Considine acquired 1,788 shares on November 21, 2002. Terry Considine paid cash for the 1,788 shares at the time of purchase in the amount of $13.48 per share. The 1,788 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(j)	Terry Considine acquired 4,622 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on November 21, 2002. Terry Considine paid cash for the 4,622 shares at the time of Purchase in the amount of $13.48 per share. Terry Considine acquired the 4,622 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(k)	Terry Considine was awarded 13,204 shares of restricted stock as compensation for 2002 service to the Issuer with a fair value of $14.39 per share on February 5, 2003. As of November 30, 2004, 3,301 shares are vested or will be vested within 60 days.

(l)	Terry Considine acquired 345 shares on February 27, 2003. Terry Considine paid cash for the 345 shares at the time of purchase in the amount of $14.29 per share. The 345 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(m)	Terry Considine acquired 4,441 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on February 27, 2003. Terry Considine paid cash for the 4,441 shares at the time of purchase in the amount of $14.29 per share. Terry Considine acquired the 4,441 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(n)	Terry Considine acquired 314 shares on May 22, 2003. Terry Considine paid cash for the 314 shares at the time of purchase in the amount of $15.95 per share. The 314 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(o)	Terry Considine acquired 4,048 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on May 22, 2003. Terry Considine paid cash for the 4,048 shares at the time of purchase in the amount of $15.95 per share. Terry Considine acquired the 4,048 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

II.	Holdings acquired by Titahotwo:

(a)	Titahotwo acquired 34,561 shares (adjusted for 1-for-5 reverse stock split on November 21, 1997) on June 20, 1997. The shares were acquired in a privately negotiated purchase at a price of $18.00 per share (adjusted for 1-for-5 reverse stock split on November 21, 1997). The purchase was funded from certain borrowings under a credit facility with Merrill Lynch and such borrowings have been paid back.

(b)	Titahotwo acquired 2,208 shares on August 6, 1998. The 2,208 shares were acquired as the result of exercising options to purchase shares of the Issuer, which options were issued pursuant to the terms of the Issuer’s Stock Incentive Plan. Titahotwo executed a promissory note payable to the Issuer for the 2,208 shares at the time of option exercise in the amount of $13.895 per share. The promissory note was paid in full on February 29, 2000.

(c)	Titahotwo acquired 1,005 shares on September 20, 1999. The 1,005 shares were acquired as the result of exercising options to purchase shares of the Issuer, which options were issued pursuant to the terms of the Issuer’s Stock Incentive Plan. Titahotwo executed a promissory note payable to the Issuer for the 1,005 shares at the time of option exercise in the amount of $8.41 per share. The promissory note was paid in full on February 29, 2000.

(d)	Titahotwo acquired 137,580 shares on October 31, 1999. Titahotwo acquired the 137,580 shares in conjunction with the merger of Titahothree Limited Partnership, RLLLP into Titahotwo.

(e)	Titahotwo acquired 3,000 shares on November 3, 1999. Titahotwo paid cash for the 3,000 shares at the time of purchase in the amount of $12.875 per share. The 3,000 shares were acquired in a privately negotiated purchase.

(f)	Titahotwo acquired 25,471 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on March 7, 2000. Titahotwo paid cash for the 25,471 shares at the time of purchase in the amount of $12.00 per share. The 25,471 shares were acquired in a privately negotiated purchase.

(g)	Titahotwo acquired 43,835 shares on August 11, 2000. Titahotwo acquired the 43,835 shares in conjunction with the merger of Commercial Assets, Inc. with the Issuer.

(h)	Titahotwo acquired 3,890 shares on June 13, 2002. Titahotwo paid cash for the 3,890 shares at the time of purchase in the amount of $14.28 per share. The 3,890 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(i)	Titahotwo acquired 446 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on June 13, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.28 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(j)	Titahotwo acquired 4,014 shares on August 22, 2002. Titahotwo paid cash for the 4,014 shares at the time of purchase in the amount of $14.08 per share. The 4,014 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(k)	Titahotwo acquired 460 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 22, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.08 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(l)	Titahotwo acquired 4,267 shares on November 21, 2002. Titahotwo paid cash for the 4,267 shares at the time of purchase in the amount of $13.48 per share. The 4,267 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(m)	Titahotwo acquired 489 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on November 21, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $13.48 per share. Titahotwo acquired the OP Units under the terms of a private placement of through the reinvestment of distributions.

(n)	Titahotwo acquired 4,100 shares on February 27, 2003. Titahotwo paid cash for the 4,100 shares at the time of purchase in the amount of $14.29 per share. The 4,100 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(o)	Titahotwo acquired 470 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on February 27, 2003. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.29 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(p)	Titahotwo acquired 3,737 shares on May 22, 2003. Titahotwo paid cash for the 3,737 shares at the time of purchase in the amount of $15.95 per share. The 3,737 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(q)	Titahotwo acquired 429 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on May 22, 2003. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $15.95 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

III.	Holdings acquired by CFF:

(a)	CFF acquired 78,455 shares on December 27, 2002. CFF received the shares as a charitable contribution from Terry Considine.

(b)	CFF acquired 1,373 shares on February 27, 2003. CFF paid cash for the 1,373 shares at the time of purchase in the amount of $14.29 per share. The 1,373 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(c)	CFF acquired 1,251 shares on May 22, 2003. CFF paid cash for the 1,251 shares at the time of purchase in the amount of $15.95 per share. The 1,251 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

IV.	Holdings acquired by Titaho:

(a)	Titaho acquired 300,000 shares, subject to stock options to purchase shares, on June 1, 1998 from Terry Considine for $1.30 per share of stock options. The stock options were issued to Terry Considine by the Issuer on April 21, 1998 subject to stockholders’ subsequent approval of the Issuer’s Stock Option Incentive Plan. Such approval was received on June 30, 1998. The exercise price of the stock options is $19.375 per share. All of the 300,000 shares of stock options have been vested.

(b)	Titaho acquired 100,000 shares, subject to stock options to purchase shares, on February 15, 2001. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s Stock Option Incentive Plan and simultaneously sold by Terry Considine to Titaho for $0.61 per share of stock options. The exercise price of the stock options is $11.45 per share. On August 4, 2004, Titaho exercised the stock options to purchase 100,000 shares of Common Stock.

(c)	Titaho acquired 150,000 shares, subject to stock options to purchase shares, on February 5, 2002. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s Stock Option Incentive Plan and simultaneously sold by the Reporting Person to Titaho for $1.00 per share of stock options. The exercise price of the stock options is $13.50 per share. All of the 150,000 shares of stock options have been vested.

(d)	Titaho acquired 12,346 shares, subject to stock options to purchase shares, on February 5, 2003. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s Stock Option Incentive Plan and simultaneously sold by Terry Considine to Titaho for $0.81 per share of stock options. The exercise price of the stock options is $14.39 per share. As of November 30, 2004, 3,086 shares of stock options are vested or will be vested within 60 days.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares covered by this Schedule from time to time primarily for investment purposes. Terry Considine received certain of the shares covered by this Schedule as compensation. Terry Considine serves as Chairman of the board of directors and Chief Executive Officer of the Issuer. Depending upon market conditions and other factors that the Reporting Persons may deem material in making their investment decisions, the Reporting Persons may purchase additional Common Stock or OP Units in open market or private transactions, may redeem the OP Units for cash or Common Stock, or may sell all or any portion of the Common Stock or OP Units currently owned or hereafter acquired by the Reporting Persons, either in open market or through private transactions. In addition, the Issuer may grant to Terry Considine additional Common Stock or additional stock options to purchase the Common Stock.

Except as described above, the Reporting Persons currently have no plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Based upon the information provided by the Issuer, there were issued and outstanding 7,345,617 shares of Common Stock as of August 17, 2004.

Terry Considine beneficially owns 637,072 shares of Common Stock, representing 8% of the Issuer’s outstanding Common Stock. Of the shares of Common Stock beneficially owned by Terry Considine, (i) 23,700 shares of Common Stock are held directly by Terry Considine; (ii) 262,331 shares are subject to the exchange of OP Units convertible into Common Stock within 60 days of November 30, 2004, directly held by Terry Considine; (iii) 269,962 shares (consisting of 242,197 shares of Common Stock and 27,765 shares of Common Stock subject to the exchange of OP Units convertible into Common Stock within 60 days of November 30, 2004) are held by Titahotwo, a registered limited liability limited partnership in which Terry Considine serves as the general partner; and (iv) 81,079 shares of Common Stock are held by CFF, a private foundation, in which Terry Considine serves as a director and officer. Terry Considine disclaims beneficial ownership in the shares of Common Stock under (ii), (iii) and (iv).

Titahotwo beneficially owns 269,962 shares of Common Stock, representing 4% of the Issuer’s outstanding Common Stock. Of the shares of Common Stock beneficially owned by Titahotwo, (i) 242,197 shares of Common Stock are held directly by Titahotwo; (ii) 27,765 shares are subject to the exchange of OP Units convertible into Common Stock within 60 days of November 30, 2004. Titahotwo disclaims beneficial ownership in the shares of Common Stock under (ii).

CFF beneficially owns 81,079 shares of Common Stock subject to stock options, representing 1% of the Issuer’s outstanding Common Stock.

Titaho beneficially owns 100,000 shares of Common Stock and 453,086 shares of Common Stock subject to stock options, representing 7% of the Issuer’s outstanding Common Stock.

The Trust beneficially owns 100,000 shares of Common Stock and 453,086 shares of Common Stock subject to stock options, representing 7% of the Issuer’s outstanding Common Stock, by virtue of its status as the general partner of Titaho.

Timothy M. Considine beneficially owns 100,000 shares of Common Stock and 453,086 shares of Common Stock subject to stock options, representing 7% of the Issuer’s outstanding Common Stock, by virtue of his status as the trustee of the Trust, which is the general partner of Titaho. Timothy M. Considine disclaims beneficial ownership of 553,086 shares held by Titaho.

(b)	Terry Considine has

sole power to vote:	555,993	shares of Common Stock
shared power to vote:	81,079	shares of Common Stock
sole power to dispose of:	555,993	shares of Common Stock
shared power to dispose of:	81,079	shares of Common Stock

Terry Considine shares power to vote and power to dispose of 81,079 shares of Common Stock subject to stock options held by CFF with the following persons: Elizabeth C. Considine, Hollis H. Considine, Thalia O. Considine and Elizabeth R. Considine (the “Other Persons”).

Elizabeth C. Considine is President and a director of CFF. Each of Hollis H. Considine, Thalia O. Considine and Elizabeth R. Considine is a director of CFF. Their business addresses are c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237. CFF is a 501(c)(3) private foundation organized in the state of Colorado. Its principal business is to make charitable grants and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

None of the Other Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Other Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the Other Persons are the United States citizens.

Titahotwo has
sole power to vote:	269,962	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	269,962	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

CFF has
sole power to vote:	81,079	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	81,079	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

Titaho has
sole power to vote:	553,086	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	553,086	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

The Trust has
sole power to vote:	553,086	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	553,086	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

Timothy M. Considine has
sole power to vote:	553,086	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	553,086	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

(c)	Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Terry Considine is a party to an Agreement of Limited Partnership of Asset Investors Operating Partnership, L.P. dated as of April 30, 1997, as amended as of April 1, 2000 and May 3, 2002, which provides, among other things, that, the OP Units are convertible by the limited partners thereof for, at the option of the Partnership, either cash or shares of the Issuer’s Common Stock.

Terry Considine is a party to a Credit Agreement dated as of October 25, 2004 (the “Credit Agreement”), with U.S. Bank National Association, which provides for a revolving line of credit to Terry Considine secured by certain shares of Common Stock and certain OP Units covered by this Schedule.

Terry Considine and Titahotwo are parties to a Collateral Assignment of Limited Partnership Interests dated as of October 25, 2004, in favor of U.S. Bank National Association, which provides for collateral assignment of certain OP Units covered by this Schedule in connection with the Credit Agreement.

Terry Considine and Titahotwo are parties to a Combined Pledge Agreement dated as of October 25, 2004, in favor of U.S. Bank National Association, which provides for a security interest to the bank in certain shares of Common Stock and certain OP Units covered by this Schedule in connection with the Credit Agreement.

Except as described above, there are no contracts, arrangements, understandings or similar relationship between the Reporting Persons and any other person or entity with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement dated November 10, 2004

2.	Agreement of Limited Partnership of Asset Investors Operating Partnership, L.P. dated as of April 30, 1997, as amended as of April 1, 2000 and May 3, 2002

3.	Credit Agreement dated as of October 25, 2004

4.	Collateral Assignment of Limited Partnership Interests dated as of October 25, 2004

5.	Combined Pledge Agreement dated as of October 25, 2004

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2004	Terry Considine /s/ Terry Considine

Dated: November 10, 2004	Titahotwo Limited Partnership, RLLLP

	By:	/s/ Terry Considine
	Name:	Terry Considine
	Title:	General Partner

Dated: November 10, 2004	Considine Family Foundation

	By:	/s/ Elizabeth C. Considine
	Name:	Elizabeth C. Considine
	Title:	President

Dated: November 16, 2004	Titaho Limited Partnership, RLLLP

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee for the general partner,
Terry Considine 1998 April Trust

Dated: November 16, 2004	Terry Considine 1998 April Trust

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee

Dated: November 16, 2004	Timothy M. Considine /s/ Timothy M. Considine